February 25, 2009

Filed Via SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
Government of New Brunswick, Securities Administration Branch
Nova Scotia Securities Commission
Securities Commission of Newfoundland & Labrador
Prince Edward Island, Dept. of Community Affairs & Attorney General
Government of Yukon, Registrar of Securities
Government of the Northwest Territories, Registrar of Securities
Government of Nunavut, Registrar of Securities
Toronto Stock Exchange
NASDAQ Stock Exchange

Dear Sirs:

Subject:	TransGlobe Energy Corporation (the "Corporation")
Notice of Meeting and Record Date

We are pleased to confirm the following information with respect to the Corporation's upcoming Annual General Meeting of securityholders:

Meeting Date:	May 12, 2009
Record Date for Notice:	March 25, 2009
Record Date for Voting:	March 25, 2009
Beneficial Ownership Determination Date:	March 25, 2009
Class of Securities Entitled to Receive Notice:	Common shares
Class of Securities Entitled to Vote:	Common shares
ISIN Number:	CA8936621066
Meeting Location:	Calgary, AB

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed "Jason Yee"

Jason Yee
Corporate Administrator
Corporate & Shareholder Services
Direct Dial: (403) 668-8315

cc: CDS & Co.
HEAD OFFICE: 2300, 125 - 9th Avenue SE, Calgary, AB T2G 0P6 (403) 261-0900
460 Sun Life Place, 10123 - 99th Street, Edmonton, AB T5J 3H1 (780) 702-1270
1900, 925 West Georgia Street, Vancouver BC V6C 3L2 (604) 484-8637